

October 7, 2011

<u>Via Email</u>
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

<table>
<tr><td>Re:</td><td>Dividend Capital Total Realty Trust, Inc.
Schedule TO-T/A filed October 5, 2011 by MPF Flagship Fund 14, L.L.C., MPF Income Fund 26, LLC, MPF Northstar Fund, LP, MPF Flagship Fund 15, LLC, MPF Platinum Fund, LP, Coastal Realty Business Trust and Mackenzie Patterson Fuller
File No. 005-85609</td></tr>
</table>

Dear Mr. Patterson:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T/A</u>

1. We note your response to prior comment 1 of our letter dated September 30, 2011. We do not necessarily agree with your representation of communications you had with the staff in reference to the voluntary filing of a Schedule 14D.

2. We refer to your response to comment 2 and partially reissue the comment. Refer to Exhibit a(5) of the initial offer to purchase, which is a summary advertisement you indicate was published in Investor's Business Daily on September 23, 2011. It would appear that the bidders chose to also rely on summary publication for purposes of disseminating the original offer. As the filing persons are aware, a bidder generally should disseminate changes to the offer which are material (such as notice of termination), in the same manner as the original offer. Please clarify supplementally whether the bidders received requests for the offer documents and mailed any of the

original offer documents to shareholders. If the bidder mailed original offer documents, please provide your detailed legal analysis explaining why you believe the mere filing on EDGAR of an amendment notifying persons of a material change to the offer is reasonably likely to inform securityholders of the material change to the offer. Please refer generally to Release No. 34-43069 at Section II.C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions